14.	Proxy Voting Policy

14. A   Proxy Voting Policies and Procedures

Pursuant to rules established by the SEC under the 1940 Act, the Board has adopted formal, written guidelines for proxy voting by the Fund. The Board oversees voting policies and decisions for the Fund.

The Fund exercises its proxy voting rights with regard to the companies in the Fund’s portfolio, with the goals of maximizing the value of the Fund’s investments, promoting accountability of a company’s management and board of directors to its shareholders, aligning the interests of management with those of shareholders, and increasing transparency of a company’s business and operations. Based on the nature of the Fund’s investments proxy voting procedures may not be applicable. If required the following procedures would be utilized.

In general, the Board believes that the Adviser, which selects the individual companies that are part of the Fund’s portfolio, is the most knowledgeable and best suited to make decisions about proxy votes. Therefore, the Fund defers to and relies on the Adviser to make decisions on casting proxy votes.

Any interests in an underlying fund being initially subscribed for by the Fund, or any interests subsequently acquired by the Fund through subscription, transfer or otherwise, which equal or exceed the five percent limit, shall be deemed as not entitled to voting rights and shall not entitle the Fund to any of the following rights or powers (whether granted directly or indirectly under the terms of the Partnership Documents, side letter, voting trust or similar arrangement, or as a result of amounts invested in or committed to the Fund):

1.	Any rights with respect to the removal or replacement of a director, general partner, managing member or other person acting in a similar capacity for or on behalf of the Fund (each individually a “Designated Person,” and collectively, the “Designated Persons”), which may include, but are not limited to, voting on the election or removal of a Designated Person in the event of such Designated Person’s death, disability, insolvency, bankruptcy, incapacity, or other event requiring a vote of interest holders of the Fund to remove or replace a Designated Person; and

2.	Any rights in connection with a determination to renew, dissolve, liquidate, or otherwise terminate or continue the Fund, which may include, but are not limited to, voting on the renewal, dissolution, liquidation, termination or continuance of the Fund upon the occurrence of an event described in the Partnership Documents; provided, however, that, if the Partnership Documents require the consent of the Fund’s general partner or manager, as the case may be, for any such termination or continuation of the Fund to be effective, then this notice shall not preclude the Master Fund from exercising all of its voting rights, without regard to the five percent limit, with respect to such matter.

Furthermore, to the extent that the Fund, upon advice of Fund Counsel, determines that the exercise of any other right under the Partnership Documents would cause the interests held by the Fund in the fund to be deemed “voting securities” equal to or in excess of the five percent

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limit, within the meaning of Section 2(a)(42) of the 1940 Act, the Fund will notify the underlying fund that it shall only be entitled to exercise voting rights representing less than the five percent limit (i.e., 4.99 percent or less).

The Fund may invest in other investment companies in excess of the limitations in section 12(d)(1) of the 1940 Act. It is recommended to the Fund that it avail itself of the safe harbor of section 12(d)(1)(F) of the 1940 Act to invest in underlying investment companies with less restrictions. In order to benefit from the safe harbor of section 12(d)(1)(F), the Fund must mirror vote proposals on proxies issued by underlying investment companies. Mirror voting means that the Fund vote its shares in the same proportion that all shares of the underlying investment companies are voted, or in accordance with instructions received from fund shareholders, pursuant to Section 12(d)(1)(F) of the 1940 Act.

The Adviser provides quarterly certifications with respect to its adherence to its proxy voting and exemptive order policies and procedures.

Responsible Party: Adviser

[See Adviser’s manual for Proxy Voting Policy]

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